

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2024

Colin Yee
Chief Financial Officer
Riot Platforms, Inc.
3855 Ambrosia Street, Suite 301
Castle Rock, CO 80109

> **Re: Riot Platforms, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **Form 10-Q for the Period Ending June 30, 2024**
> **Form 8-K filed July 31, 2024**
> **Response dated July 2, 2024**
> **File No. 001-33675**

Dear Colin Yee:

We have reviewed your July 2, 2024 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 28, 2024 letter.

Form 10-Q for the period ending June 30, 2024

General

1. We note your proposed disclosure in Appendix "B" to your Form 10-K that your custodian holds your Bitcoin in segregated trust accounts solely for Riot's benefit and that your "Bitcoin held in such trust accounts are therefore not at risk of such custodian's creditors or subject to inclusion in the bankruptcy estate of such custodian, if such custodian were ever to petition for bankruptcy protection or otherwise be declared insolvent." Please balance your disclosure in future filings by providing a risk factor that:

    • Addresses any potential uncertainties under applicable insolvency laws with respect to the holding of crypto assets in custodial accounts; and

    • Discloses any consequent risk that your custodially-held Bitcoin could be considered the property of your custodian's estate in the event of a bankruptcy of your custodian, and addresses the material impact and risks to shareholders related thereto.

Condensed Consolidated Statements of Operations, page 2

2.   It is apparent from your disclosure added on page 29 in response to prior comment 8 that your cost of revenue for Bitcoin Mining does not include depreciation. Please represent to us that in future filings you will revise your statements of operations to provide the parenthetical disclosure called for in SAB 11B. To the extent depreciation and amortization are not included in any of your costs of revenues lines (i.e., Bitcoin Mining, Engineering and Other), ensure your disclosure covers all relevant captions.

Notes to the financial statements, page 6

3.   Please revise future Form 10-Q filings to provide activity in notes to the financial statements for the current quarter in addition to the year-to-date information you currently present in the financial statements.

Note 2. Significant Accounting Policies and Recent Accounting Pronouncements
Revenue recognition, page 7

4.   We note your response to prior comment 17 and your revised disclosures. Please address the following:

- You disclose that your mining pool participation agreements are freely terminable, at any time by you or by the pool operator, without penalty to either party and separately that for accounting purposes, each agreement has a duration of less than 24 hours and is therefore continually renewed. Confirm for us that your agreements are continually renewed as a result of either party being able to terminate the agreement at any time without penalty and therefore result in a duration that is less than 24 hours. If this is true, revise your policy disclosure in future filings to properly state the causal relationship (i.e., contracts are less than 24 hours in duration as a result of them being continuously renewed and not vice versa) and link the continuously renewal determination to the termination rights in your agreements.

- In the first paragraph on page 8 you disclose that you measure the noncash Bitcoin consideration received at agreement inception and indicate that this measurement is based on the quoted price in your Principal Market at the beginning of the "contract period" at the single Bitcoin level. As contracts continuously renew and therefore there are multiple contracts incepted (and multiple contract periods) during each "measurement period" identified in the antepenultimate paragraph on page 7, tell us whether you mean you value Bitcoin consideration from the pool operator at the beginning of the measurement period. If so, revise your disclosure in future filings to indicate the specific time you measure Bitcoin and state that this specific time is on the date of contract inception. In this regard, see ASC 606-10-32-21 which clarifies that the measurement of noncash consideration is made on the date that the criteria in ASC 606-10-25-1 are met. If not, tell us the time you use to value Bitcoin consideration and clarify whether this time is on the date of contract inception for all the contracts during the measurement period.

- In the penultimate paragraph on page 7 and the first paragraph on page 8 you refer to "contract period" when it appears you may be referring to the measurement period as there appear to be multiple contract periods throughout the day based on continuous renewal. Confirm for us whether this is true. If so, revise your disclosure in future filings to clarify. If not, tell us the contract periods to which you are referring.

Note. 9 Power Purchase Agreement, page 14

5.   We note your response to prior comment 18 and your revised disclosures on pages 14 and 15. Please enhance future filings by revising disclosure to:
   • Clarify, if true, that power usage is not a variable input in fair value determination of the Power Purchase Agreement (PPA) derivative fair value as under the terms of the PPA, the price and quantity of power are fixed, despite the existence of multiple blocks with separate power amounts and terms. If not true, tell us why not.
   • Clarify, if true, that the discounted cash flow estimation considers the PPA fixed-price of each block for a total of 345 MW as well as the disclosed quoted commodity exchange spot and forward prices as adjusted for basis spreads for load zone-to-hub differentials through the term of the PPA. If not true, tell us why not.
   • Enhance your rollforward of the change in fair value of the derivative asset to disaggregate the change in fair value between gains and losses and/or settlements for the periods presented. Refer to ASC 820-10-50-2(c) and (d). In this regard, as you either purchase power or elect to sell it back in exchange for credits against future power cost, it would appear that settlements occur each period. In your response, tell us how settlements are calculated for purposes of the requested disclosure.
   • Provide additional quantitative input disclosure as we note that the only quantitative input you provide (i.e., the discount rate used to calculate the fair value of the derivative asset) did not change from the 23.6% rate at December 31, 2023 and it otherwise is not clear from your financial statement disclosures what caused the changes in value in 2024. In your response tell us your consideration of disclosing estimates and or ranges of quoted commodity exchange spot and forward prices, adjusted for basis spreads for load zone-to-hub differentials through the term of the PPA, that presumably you would utilize in validating the derivative fair value determined by your third-party valuation specialist. Refer to ASC 820-10-35-54 and ASC 820-10-50-2(bbb)(2).

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

6.   We note your response to prior comment 12. Considering the material impact of your power strategy on operating results, period over period changes, and to inform investors of factors driving power curtailment credits, please address the following:
   • Enhance your disclosures in future filings to describe your power strategy, including factors considered in determining when you will power down operations and return power back to the utility market, under the terms of the PPA 345MW Long-term 24/7 Fixed Price Power Contract, as well as the interaction with the ERCOT Ancillary Services and ERCOT Four Coincident Peak Program consistent with that reflected in your Corporate Presentation FY 2023 Update provided as exhibit 99.2 to your Form 8-K dated February 22, 2024.
   • Disclose in future filings by period, consistent with your disclosures on pages 17 and

18 of your Corporate Presentation FY 2023 Update, power credits received from manual curtailment from powering down operations and returns of power back to the utility when market prices are higher than Bitcoin mining revenues, demand response credits received from ERCOT Ancillary Services as well as the graph of daily ERCOT South Hub average historical settlement prices, Bitcoin mining revenue and average cost of power.

- Enhance your disclosures in future filings to quantify the impact of significant changes to inputs in the fair value of your PPA derivative asset that resulted in increases of over 100% in the change in fair value of derivative asset in your statements of operations for the three and six months ended June 30, 2024 compared to the three and six months ended June 30, 2023. In this regard, your disclosures on pages 32 and 34 that the changes in fair value were due to changes in future power prices over the applicable period provide no insight into the magnitude of those changes or the judgments involved in assessing those changes. To provide investors with a meaningful metric(s) in evaluating results, including relative to your related market risk disclosure based on a 10% change in the price of power as disclosed on page 38, at a minimum, disclose the rate of future price increases inherent in your derivative asset fair value estimates at both the beginning and end of each period presented and relate those amounts to futures market activity, explaining any significant differences.

Bitcoin Mining, page 29

7. We note your response to prior comment 8 and your disclosure of the cost to mine one Bitcoin for the six months ended June 30, 2024 and 2023. Please address the following:

- Represent to us that you will revise your disclosure in future Form 10-Q filings to also provide information for the current three-month period and comparative prior year period in addition to the year to date periods.

- As depreciation of miners is a continuing expense that is incurred and miners need to be replaced when they become obsolete, represent to us that in future filings you will include miner depreciation in quantitative tabular form along with fulsome narrative disclosures and not just disclosed in footnote (3), otherwise tell us why its inclusion is not warranted when disclosing your cost to mine one Bitcoin.

- Tell us how you calculated the $45.6 million and $34.5 million amounts disclosed in footnote (3) to the table for the total cost to mine Bitcoin including miner depreciation for the six months ended June 30, 2024 and 2023, respectively. In this regard, for the 2024 period, for example, it appears that miner depreciation alone was $48.8 million (2,208 Bitcoin mined times $22,109 increase in per-Bitcoin cost to mine associated with depreciation), and when added to the $52.8 million cost of revenue for self-mining operations, net of power curtailment credits (that excludes miner depreciation) total costs including depreciation would be $101.6 million.

- Represent to us that you will add footnote disclosure to your table in future filings that provides the estimated expected service lives of your miners and known information about miner replacements.

- Represent to us that in future filings you will clarify whether, and if so, how, mining equipment acquisition costs factor into your breakeven analysis.

8.   We note your response to prior comment 9. Considering continued developments, your evolving operations and recurring acquisitions, to provide your investors with a clear understanding of the underlying drivers of changes in your operating results, please represent to us that you will provide the key metrics below in a table format, both for the period presented and year-to-date for the current and prior year. Refer to Item 303(b)(2)(ii) and Instructions to paragraph (b) of Regulation S-K.

- Total Hash Rate capacity vs deployed;
- Total Power Capacity by site and in total;
- Total miners vs deployed;
- Cost to mine one Bitcoin as % of production value of one Bitcoin mined, including and excluding depreciation;
- Production value of one Bitcoin mined; and
- Cost of power per c/kWh consistent with your disclosures in your quarterly earnings updates.

Please also conform references to metrics between your presentations. For example, we note you refer to cost to mine one Bitcoin in your Form 10-Q versus direct cost to mine in your quarterly earnings updates.

Results of Operations
Comparative Results, page 31

9.   Please enhance future filings to provide prior year comparative information for Cost of revenue for Bitcoin mining as disclosed on pages 32 and 33. Refer to Item 303 and Instructions to paragraph 303(b) of Regulation S-K.

Critical Accounting Estimates, page 37

10.   We note your response to prior comment 14 and your revised disclosures on page 37 and reissue in part. Please revise future filings to also discuss the underlying estimates related to your power purchase agreement/derivative asset and related power curtailment credits given their significance to your operating results. To the extent you do not believe critical accounting estimates are inherent in these measures, please explain why in your response. Refer to Item 303(b)(3) of Regulation S-K and SEC Release No. 33-10890 for additional guidance.

Item. 3. Quantitative and Qualitative Disclosures About Market Risk, page 38

11.   We note your response to prior comment 15 and your revised disclosures. Please revise your risk regarding the price of power disclosures in future filings to clarify, if true, that the 10% increase/decrease in future power prices is from those prices used in deriving the fair value of your PPA derivative asset and not that future prices are expected to increase/decrease 10% from current price levels.

Form 10-K for the Fiscal Year Ended December 31, 2023

Item 1. Business
Industry Trends, page 6

12.   We note your response to prior comment 1 and the revised disclosures in your June 30,

2024 Form 10-Q and partially reissue. Please further revise future filings to address the following:

- Disclose the identity your third-party custodian.

- Disclose the material terms of your (i) custody agreement and (ii) agreement in connection with your use of your custodian's U.S. brokerage services to sell your Bitcoin. File the custody agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

- Disclose that you may choose to self-custody Bitcoin, as your response to bullet 2 indicates, and discuss the material risks attendant to self-custodying crypto assets.

- Disclose that your insurance providers do not have inspection rights associated with your Bitcoin assets held in storage, as your response to bullet 5 indicates.

Item 1A. Risk Factors
Risks Related to the Price of Bitcoin, page 18

13.   We note your response to prior comment 3 and the added risk factor on page 39 of your June 30, 2024 Form 10-Q titled, "Our success depends on external factors affecting the Bitcoin industry." Please further revise future filings to also discuss the risks of front-running, as previously requested.

14.   We note your response to prior comment 4 and the added risk factor on page 40 of your June 30, 2024 Form 10-Q titled, "There is a finite supply of Bitcoin and the number of new Bitcoin rewarded per block...." In future filings, please expand this risk factor to provide quantitative disclosure addressing the maximum number of Bitcoins that may be released into circulation and the number of Bitcoins currently in circulation.

Risks Related to our Operations
Incorrect or fraudulent Bitcoin transactions may be irreversible..., page 22

15.   We note your response to prior comment 6 and revised risk factor disclosure on page 41 of your June 30, 2024 Form 10-Q that, among others, you require your custodian to maintain insurance policies against cyber-attacks and other unauthorized intrusion events which may target your Bitcoin, and you have "certain" indemnification protections from your custodian in such events. Please further revise future filings to disclose the amount of coverage, term, termination provisions, renewal options and limitations on coverage provided by your custodian, as previously requested. Additionally, please describe the "certain" indemnification protections you have from your custodian, as your revised disclosure references.

Form 8-K Dated July 31, 2024

Exhibits

16.   In the Second Quarter 2024 Financial Results section of your press release provided as Exhibit 99.1 we note your disclosure of "Bitcoin Mining revenue in excess of Bitcoin Mining cost of revenue" and "Engineering revenue in excess of Engineering cost of revenue" and associated percentages of the revenue amounts (e.g., 37% of Bitcoin Mining revenue for the second quarter of 2024) for both the current year and prior year quarters. We note that the amounts of revenue in excess of cost (i.e., essentially gross profit) and

the related percentages (i.e., essentially gross margin) are effectively non-GAAP measures as the costs of revenues you present do not include depreciation of mining equipment and therefore are not fully costed. Please represent to us that in future earnings releases furnished under Item 2.02 of Form 8-K you will provide:

- The most directly comparable GAAP measures (i.e., fully-costed gross profits for the former and gross margins for the latter) with equal or greater prominence;
- A reconciliation from the most directly comparable GAAP measure to your non-GAAP measures;
- A statement disclosing the reasons why you believe the non-GAAP measures are useful information to investors; and
- To the extent material, a statement disclosing the additional purposes, if any, for your use of these non-GAAP measures.

See Instruction 2 for Item 2.02 of Form 8-K and Item 10(e)(1)(i) of Regulation S-X. Also see footnote 27 to the Non-GAAP Financial Measures Adopting Release No. 33-8176.

17. On slide 3 of your Q2 2024 Update presentation provided as Exhibit 99.2 we note your disclosure of Bitcoin Mining gross margin in footnote 2 characterized as a GAAP measure that is actually a non-GAAP measures because it excludes depreciation of your mining equipment and therefore is not fully-costed. Please represent to us that in future presentations you will:

- rename the current measure to indicate that it is non-GAAP;
- provide the most directly comparable GAAP gross margin that includes depreciation of your mining equipment; and
- reconcile your non-GAAP measure to the GAAP gross margin that includes depreciation of your mining equipment.

See Items 100(a)(1) and 100(a)(2) of Regulation G.

18. In section 2 on slide 3 of your Q2 2024 Update presentation provided as Exhibit 99.2 you disclose Bitcoin Mining gross margin of 62% for the second quarter of 2024 that you characterize as a non-GAAP measure in footnote 3 because it nets power curtailment credits. Please represent to us that in future presentations you will:

- provide the most directly comparable GAAP gross margin that includes depreciation of your mining equipment; and
- reconcile your non-GAAP measure to the GAAP gross margin that includes depreciation of your mining equipment.

See Items 100(a)(1) and 100(a)(2) of Regulation G.

       Please contact Michelle Miller at 202-551-3368 or Mark Brunhofer at 202-551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Lulu Cheng at 202-551-3811 or David Lin at 202-551-3552 with any other questions.

                                         Sincerely,

                                         Division of Corporation Finance
                                         Office of Crypto Assets